August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (913) 696-6122

Mr. William D. Zollars
Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, Kansas 66211

> **Re:** **YRC Worldwide Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 000-12255**

Dear Mr. Zollars:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Stockholder Director Nominee Proposals, page 4

1. It appears you have provided a summary of the procedural requirements, such as timing of notices, related to the submission of shareholder nominations. Please also provide a summary of the substantive (informational) requirements, as set forth by the bylaws, for director recommendations submitted by shareholders. Refer to Item 407(c)(2)(ii) of Regulation S-K.

Compensation Committee, page 11

2. Your disclosure in the Compensation Discussion and Analysis indicates that the compensation committee recommends the chief executive's compensation to the board of directors for approval. To the extent the process for recommending and approving the CEO's compensation differs with that of the other named executive officers, describe the process for determining CEO compensation in reasonably complete detail. Refer to Item 407(e)(3)(i)(B) of Regulation S-K.

3. Please expand your disclosure of the functions performed by Mercer Human Resources Consulting, your compensation consultant, to address Mercer's role in determining and recommending compensation, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Directors' Compensation, page 13

4. Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management's Discussion and Analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

5. For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

6. Disclose the aggregate number of stock awards and, if applicable, the aggregate number of option awards, outstanding at fiscal year end as required by the Instruction to Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 15

7. Please identify the benchmark companies in the "Survey Group" as well as the "other transportation corporations" you use as a "reference point." If you have benchmarked different elements of your compensation against different

benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the fiscal year for which compensation is being reported. Disclose where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

8. Explain why you believe that the companies comprising the Dow Jones Transportation Average Stock Index, which you use to provide comparative information in your Form 10-K, are not an appropriate measure for executive compensation.

9. The committee appears to gives significant weight to the extent to which compensation of YRC's named executive officers compares to the companies against which you benchmark compensation. Please disclose the committee's analysis of the competitive market data obtained by your compensation consultant and how this information resulted in specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer. Please explain and place in context how each element of compensation was considered and how or why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and Section II.B. of Release No. 33-8732A.

10. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Release No. 33-8732A. Please provide a more detailed discussion of how and why the compensation of Mr. Zollars differs from that of the other named executive officers. Although it appears that much of Mr. Zollars' compensation is dictated by the terms of his employment agreement, disclose how the terms of the compensation were determined and why the committee believes the benefit levels established therein are appropriate.

Setting Senior Executive Compensation, page 16

11. Your disclosure suggests that compensation is significantly impacted by individual performance. Please provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named

executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

12. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation under the Annual Incentive Bonus Program and Long-Term Incentive Plan. For instance, with respect to the Annual Incentive Bonus Program, please disclose the specific items of company performance established for 2007, including adjusted operating income, net operating income after tax and revenue, and specific business unit objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals. Similarly, with respect to the Long-Term Incentive Plan, please disclose the targets for your three overlapping, three-year performance cycles. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Annual Incentive Bonus Program, page 17

13. You exercised discretion to reduce the annual payout percentage of the named executive officers, other than the CEO, to 15%. However, please revise the proxy to disclose the payout percentage that would have been payable absent the committee's exercise of negative discretion. In addition, please expand your discussion of the committee's reasoning in support of its decision to reduce the payout percentage. Also provide similar disclosure relating to your decision to reduce the cash portion of the long-term incentive plan awards.

Grant to CEO of Employment Agreement-Related Equity Award in 2006, page 21

14. Please expand your description here, or at page 26, of the new employment agreement with Mr. Zollars to more fully discuss the terms upon which Mr. Zollars may earn additional grants of common stock, apart from the 2006 signing bonus of 32,330 shares. To the extent that certain targets must be satisfied, please disclose the targets in accordance with paragraph (b)(2)(v) of Item 402 of Regulation S-K. To the extent that discretionary equity awards may be granted, please refer to Section II.A of Commission Release 33-8732A in fashioning appropriate disclosure.

Company Executive Perquisite Program, page 21

15. Your discussion of the operation of the perquisite program, including whether there are any restrictions attached to the use of perquisite funds, is unclear. Please expand your disclosure to clarify whether the named executive officers receive a cash payment equivalent to the perquisite limit or whether the company utilizes a reimbursement feature to the program for satisfying perquisite-eligible expenditures. Provide a clear understanding of the extent to which, and manner in which, these payments are made and whether the perquisite payments can be differentiated from "base" annual compensation. Also, the disclosure presented in column (i) of the Summary Compensation Table indicates that you paid sums in addition to the perquisite yet, you do not provide any corresponding disclosure here or in the accompanying footnote to column (i) that explains this. Please ensure that you provide a materially complete discussion of this element of compensation.

Severance and Other Termination-of-Employment Benefits, page 23

16. Your disclosure relating to potential payments upon termination or change in control begins on page 36. Where appropriate, please describe and explain how you determined the appropriate payment and benefit level under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please disclose how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Grants of Plan-Based Awards, page 28

17. Based upon your disclosure regarding the annual incentive compensation program and the long-term incentive plan, it is not clear why you have not provided any information in paragraphs (d)(2)(iii) and (iv) of Item 402 of Regulation S-K.

Please provide, for each named executive officer and for each of these two plans, as applicable, a separate line provided for each annual grant made to the named executive officer in the last completed fiscal year. See Item 402(d)(1).

Non-Qualified Deferred Compensation, page 36

18. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please quantify in your footnote the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the registrant's Summary Compensation Table and amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

Certain Relationships and Related Party Transactions, page 42

19. Please describe the conduct that would constitute "questionable activity." In addition, please provide additional disclosure regarding the review standards to be applied by the audit committee. Refer to Item 404(b)(1)(ii) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

       Please contact me at (202) 551-3314 with any questions.

       Sincerely,

       Daniel Morris
       Attorney Advisor